VIA EDGAR

February 26, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Sonia Bednarowski

Re:	Odonate Therapeutics, Inc.

Registration Statement on Form S-3

Filed February 22, 2019

File No. 333-229785

Dear Ms. Bednarowski:

Odonate Therapeutics, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-229785) be accelerated and that it be declared effective on February 28, 2019 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Sincerely,

/s/ John Lemkey

Chief Operating Officer

cc:	Ryan Murr, Gibson, Dunn & Crutcher LLP